Exhibit 99.5

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations

Chris Burns Ph: + 1-800-252-3526 David Marshall Ph:+ 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt/FTI Consulting Ph: +44-751-559-7858 Jamie Tully/Sard Verbinnen & Co Ph: +1-212-687-8080

Elan Announces Transactions: Decisively Transforming the Company

•	Proposed Transactions offer shareholders highly unique investment and asset proposition

•	Acquisition of AOP Orphan – a private, orphan disease company headquartered in Vienna, Austria

•	Acquires 48% of Newbridge Pharmaceuticals – a private Africa, Middle East & Turkey (AfMET) company, headquartered in Dubai, UAE

•	AOP & Newbridge together reach 20%+ of the world’s growing population and regions

•	Divestment of ELND005 into Speranza Therapeutics – a private and independent Irish company

•	Debt issuance of $800 million to optimize full potential of capital structure and markets

•	Share repurchase of $200 million: consistent and systematic return of capital to shareholders

•	Pro-forma cash balance at March 31, 2013 of ~ $1.2 billion

•	Shareholder vote: June 17, 2013 at the Extraordinary General Meeting (EGM)

Dublin, Ireland – May 20, 2013 - Elan Corporation, plc (NYSE: ELN) (Elan) today announces a series of transactions designed to decisively transform and advance the company. Upon shareholder approval, the totality of these strategically driven decisions, in addition to the Theravance royalty participation agreement and dividend pass through announced last week and the previously completed Tysabri transaction, will form a dynamic and unique business foundation for Elan in the years ahead.

CEO Commentary

Kelly Martin, Chief Executive Officer of Elan commented, “Our proposed package of transactions is designed to create a balance of risk (science, molecules, regulatory and reimbursement) with the benefit of diversification (therapeutics, geographies, science and operational constructs) to produce long-term growth in income and value.”

Mr Martin added, “Our goal is to create a company that achieves distinct and sustainable success in the health care space. We are not constrained by legacy infrastructure nor associated costs. We will operate flexible business constructs that allow for participation in various parts of the industry value chain for the direct benefit of our shareholders. The resulting ability for effective long-term planning enables us to generate significant after tax margin through advantageous tax structures. Lastly, the acceleration and advancements in science, clinical knowledge and diagnostics across multiple geographies should continue to generate a multitude of additional opportunities for Elan to consider in the months and years ahead.”

Proposed Transactions

AOP Orphan Pharmaceuticals (AOP) www.aoporphan.com

•	Private company, headquartered in Vienna, Austria, focused on rare and orphan diseases

•	Business: clinical translation and medical marketing of innovative drugs in orphan indications

•	Therapeutic areas: Hematology & Oncology, Cardiology & Pulmonology, Neurology, and Metabolic Disorders

•	Four late stage pipeline programs (2014-2018 time frame) in: Hematology/Oncology and Cardiology/Pulmonology indications

•	Founded in 1996 by Dr. Rudolf Widmann (formerly GSK/Wellcome)

•	Approximately 145 employees

•	2012 Revenue:€59 million (~ $76 million ); 2012 Adjusted EBITDA:€15.5 million (~ $20 million)[1]

[1]	Unaudited

Elan will acquire 100% of AOP and upon close Elan will pay €263.5million for the company, comprised of €175.7 million in cash and €87.8 million of Elan ordinary shares. In addition, there will be potential cash milestone payments of up to €270 million on the advancement (filing and acceptance) of certain late stage clinical programs.

Newbridge Pharmaceuticals (Newbridge) www.nbpharma.com

•	Private start-up specialty pharmaceutical company, headquartered in Dubai, UAE and focused on the Africa Middle East and Turkey (AfMET) regions

•	Business: specializing in in-licensing, acquiring, registering and commercializing approved pharmaceuticals and biologics products

•	Therapeutic areas include oncology, immunology, metabolic disorders, gastrointestinal and CNS

•	Other shareholders include Kuwait Life Sciences Company and Burrill & Company

•	Approximately 40 employees

•	Joe Henein – President and Chief Executive Officer (formerly Wyeth Pharmaceuticals)

Elan has completed the first step in its investment in Newbridge by paying $40 million in exchange for 48% of the total fully diluted capitalization of the company. In addition, Elan has appointed two Directors to the Board of Newbridge. Elan has the option to purchase the remaining stake in Newbridge by 2015 for a sum of $244 million.

COO Commentary

Hans Peter Hasler, Elan’s Chief Operating Officer, added “AOP Orphan and Newbridge Pharmaceuticals together create a highly unique business platform. The geographic markets in which they operate are characterized by underlying growth and demand for health care products, broad economic development and increased patient and caregiver knowledge in disease areas such as oncology, cardiovascular-pulmonology, hematology, gastroenterology, neurology and a variety of rare and orphan diseases. We look forward to working together with Dr. Widmann and Joe Henein and their teams to grow, advance and leverage their respective business platforms.”

Speranza Therapeutics (ELND005)

•	Divest ELND005 to an independent company, Speranza Therapeutics, focused on progressing the development of ELND005 (Scyllo-inositol)

•	Current indications and activity for ELND005: Bi-Polar, Agitation/Aggression in Alzheimer’s disease, and Down Syndrome

•	Business objective: file in lead indication – Agitation/Aggression in Alzheimer’s disease

•	Third party equity financial partner will continue with clinical plans with current management

•	Current clinical trials and operations will continue – maintaining momentum

Elan will commit $70 million to the new entity upfront (plus up to a potential future $8 million) for an 18% minority equity position, royalties in major markets along with additional milestones, and retention of commercial rights in certain territories and markets. The third party equity financial partner will commit $20 million for 62% equity position (plus up to a potential future $2 million). The remaining 20% equity will be allocated among Speranza management. This allows Elan to eliminate the operating activities associated with the development of the drug (2013 estimated spend:~ $80 million), while at the same time maintaining a share of the potential upside.

Capital Structure, Balance Sheet and Shareholder Alignment

•	Debt offering of $800m: optimize capital structure, maintain strategic flexibility and significant cash balances

•	$200 million share repurchase program planned; details to be announced

•	Theravance Royalty Participation Interest: 20% pass through cash dividend added to existing Tysabri 20% dividend

CFO Commentary

Chief Financial Officer Nigel Clerkin added, “Upon approval and closing of this set of transactions, the Elan business would be comprised of very high net margin, multi asset and long term revenue streams (within Multiple Sclerosis and Respiratory), an orphan disease platform, and a strong regional commercial presence. All of these are underpinned by a strong balance sheet as well as a highly efficient and strategically advantageous tax structure.”

Shareholder Approval

In accordance with the Irish Takeover Rules, Elan will convene an Extraordinary General Meeting (EGM) to be held on Monday, June 17, 2013, to obtain the requisite shareholder approval. Notice of the EGM, containing all relevant information, will shortly be sent to shareholders.

Advisors

Elan’s financial advisors include Davy Corporate Finance, Morgan Stanley, Ondra Partners, Citi, Evercore Partners and Ponthieu Partners. Elan’s legal advisors are Cadwalader, Wickersham & Taft, A&L Goodbody, Schoenherr and Allen & Overy.

Investor/Analyst Conference Call

Elan will host an investor/analyst conference call at 8.30am ET today. This call will be simultaneously webcast over the internet and will be available to investors, members of the news media and the general public. The event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon. Slides will be available on www.elan.com at the time of the conference call/webcast.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

As required by the Irish Takeover Rules, the Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: risks related to delays or difficulties encountered in obtaining, or the failure to obtain, the approval of Elan’s shareholders for the Theravance, AOP and ELND005 transactions, the possibility that intervening events could arise which could alter the timing, or the ability to consummate the Theravance, AOP or the ELND005 transactions even if Elan shareholder approval is obtained, the risk that third parties could challenge any or all of the transactions, even if the transactions are approved by Elan shareholders and consummated, risks that the transactions do not provide the benefits to Elan that are anticipated, whether Elan can successfully access the capital markets to raise debt financing and, as Elan’s principal source of revenue may remain a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left Elan with no material pre-clinical research programs or capabilities; Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which Elan retains an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab intravenous in mild to moderate Alzheimer’s disease; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement (including, in particular, the dispute in Italy with respect to Tysabri sales), both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether Elan is deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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